Mark E. Crone Managing Partner mcrone@cronelawgroup.com Joe Laxague Partner jlaxague@cronelawgroup.com

VIA EDGAR

February 23, 2024

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Office of Finance

Division of Corporation Finance

Washington, D.C. 20549

Attn: Sonia Bednarowski and Jessica Livingston

Re:	Plutus Financial Group Limited Registration Statement on Form F-1 Filed January 31, 2024 File No. 333-276791

Dear Ms. Bednarowski and Ms. Livingston:

We write on behalf of Plutus Financial Group Limited (the “Company”) in response to comments by the United States Securities and Exchange Commission (the “Commission”) in its letter dated February 9, 2024, commenting on the Company’s Registration Statement on Form F-1 filed January 31, 2024 (the “Registration Statement”).

Titling and paragraph numbering of the comments listed below corresponds to the titling and numbering used in the Commission’s comment letter.

Draft Registration Statement on Form F-1

Executive Compensation, page 125

1. Please update your disclosure to include the compensation information for the fiscal year ended December 31, 2023.

Response: In response to this comment, the Company has amended the Registration Statement on page 125 to update the compensation disclosure to include the full fiscal year ended December 31, 2023.

United States Securities and Exchange Commission

Attn: Sonia Bednarowski and Jessica Livingston

February 23, 2024

Cayman Islands Taxation, page 139

2. Please revise this section to state that it is the opinion of Harney Westwood & Riegels. Similarly, please revise your disclosure regarding the Description of Share Capital to identify which parts of the disclosure are the opinion of Harney Westwood & Riegels.

Response: In response to this comment, the Company has amended the Registration Statement on page 139 to indicate that the Cayman Islands taxation disclosures are, in the opinion of Harney Westwood & Riegels, accurate in all materials respects. In addition, the Company has amended the Registration Statement on page 129 to indicate that the information in the “Description of Share Capital” section, to the extent that it states Cayman Islands law or is descriptive of the Company’s governing documents, is accurate in all material respects in the opinion of Harney Westwood & Riegels.

Taxation

Hong Kong Profits Taxation, page 140

3. Please revise the disclosure in this section to state, if true, that it is the opinion of CFN Lawyers.

Response: In response to this comment, the Company has amended the Registration Statement on page 140 to indicate that the Hong Kong taxation disclosures are, in the opinion of CFN Lawyers, accurate in all materials respects.

Exhibits and Financial Statement Schedules, page II-2

4. Please revise to include a consent for each opinion of counsel identified in the prospectus. In this regard, we note, for example, your disclosure that your PRC counsel, Sundial Law Firm, stated that you are not a domestic company under the Trial Measures and that the Trial Measures do not apply to your offering.

Response: In response to this comment, the Company has amended the Registration Statement to include the consent of Sundial Law Firm as new Exhibit 99.6.

Please feel free to contact me should you require additional information at (775) 234-5221 or jlaxague@cronelawgroup.com.

THE CRONE LAW GROUP, P.C.

By:	/s/ Joe Laxague
Joe Laxague, Esq.